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                                                              June 3, 2009

VIA EDGAR AND TELECOPY
----------------------

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:  John Lucas, Esq.

                  Re:   Legend International Holdings, Inc.
                        Post-Effective Amendment No. 1 to Form S-1
                        Filed April 29, 2009
                        File No. 333-152691

                        Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 26, 2009
                        File No. 0-32551
                        --------------------------------------------------------

Ladies and Gentlemen:

On behalf of Legend International Holdings, Inc., a Delaware corporation (the "Company"), we have set forth below the Company's responses to the Staff's comment letter dated May 18, 2009 with respect to the Company's Post-Effective Amendment No. 1 (the "P/E Amendment No. 1") to Form S-1 and its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "Form 10-K"). The Staff's comments have been reproduced (in bold) below and are immediately followed by the Company's responses thereto. Simultaneously herewith, the Company is filing Post-Effective Amendment No. 2 ("P/E Amendment No. 2") to the Form S-1 via Edgar.

General
-------

 Post-Effective Amendment to Form S-1 filed April 29. 2009

 1. Include updated disclosure in the prospectus regarding recent material developments, including the pending cash offer that is the subject of the Form 8-K you filed on May 13, 2009.

     The Company has complied with the Staff's comment.

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Securities and Exchange Commission
June 3, 2009
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2.   Provide updated financial statement disclosure as appropriate. See Rule
     3-05 of Regulation S-K and FRC 506.02(c)(ii).

     The Company has included quarterly unaudited financial statements and related information for the three months ended March 31, 2009 and 2008 in P/E Amendment No. 2

     The Company has reviewed the requirements of Rule 3.05 of Regulation S-X in light of the Company's takeover offer for North Australian Diamonds Limited ("NAD") and has concluded that no financial statements are required to be filed in P/E Amendment No. 2 on account of such offer as NAD's level of significance to the Company as measured by the asset, investment and income tests prescribed by Rule 1.02 or Regulation S-X would not exceed 20%.

Form 10-K for the Fiscal Year Ended December 31, 2008
-----------------------------------------------------

Controls and Procedures, page 45
--------------------------------

 3. You checked the "accelerated filer" box on your cover page, and your public float as of the end of your most recently completed second fiscal quarter exceeded the $75,000,000 threshold that Exchange Act Rule 12b-2(l)(i) specifies. Therefore, it appears that you are not eligible to rely on Item 308(T) of Regulation S-K as a basis for not providing an attestation report from your registered public accounting firm on your management's annual report on internal control over financial reporting. As such, amend your Form 10-K to include the attestation report and related disclosure that Items 308(a)(4) and 308(b) of Regulation S-K require.

     The omission of the auditor attestation report from the 2008 Form 10-K resulted from a misinterpretation of the transition rules concerning the Company's filer status The Company has requested that its registered public accounting firm, PKF, prepare the internal control attestation report to be filed in an amendment to its 2008 Form 10-K. The Company intends to file the amended 2008 Form 10-K as soon as PKF is in a position to provide such report.

     As Item 308 is not one of the required disclosure items under Form S-1, the Company respectfully requests that the Staff permit P/E Amendment No. 2 to be declared effective after the staff has completed its review of this document without waiting for the filing of the amended 2008 Form 10-K.

On behalf of the Company we hereby acknowledge the following:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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Securities and Exchange Commission
June 3, 2009
Page 3


     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A representative of the Company will also provide such acknowledgements at the time that the Company submits its acceleration request for P/E Amendment No. 2.

If you have any questions concerning the responses, please do not hesitate to call me at 212-977-9700.


                                         Very truly yours,

                                         /S/ Brian Brodrick

                                         Brian Brodrick